UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Astro-Med, Inc.
______________________________________________________________________________
(Name of Issuer)

Common Stock $0.05 par value per share
______________________________________________________________________________
(Title of Class of Securities)

04638F10
______________________________________________________________________________
(CUSIP Number)

Margaret D. Farrell, Esquire
Hinckley, Allen & Snyder LLP
50 Kennedy Plaza, Suite 1500
Providence, Rhode Island 02903
(401) 274-2000
______________________________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 5, 2014
______________________________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

i.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Estate of Albert Ondis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	X

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
882,305*

	8	SHARED VOTING POWER
3,858**

	9	SOLE DISPOSITIVE POWER
882,305*

	10	SHARED DISPOSITIVE POWER
3,858**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
886,163

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.24% (Based on 7,239,496 shares outstanding plus shares issuable upon conversion of all currently exercisable options held by the reporting person)

14	TYPE OF REPORTING PERSON
OO

* Shares are held by the Estate of Albert W. Ondis.
** Shares are allocated to the account of Albert W. Ondis under the Issuer’s Employee Stock Ownership Plan.

ii.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Albert W. Ondis III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	X

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
127,155*

	8	SHARED VOTING POWER
886,489**

	9	SOLE DISPOSITIVE POWER
127,155*

	10	SHARED DISPOSITIVE POWER
886,489**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,013,635

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.0% (Based on 7,239,496 shares outstanding plus shares issuable upon conversion of all currently exercisable options held by the reporting person)

14	TYPE OF REPORTING PERSON

*Includes 1,658 shares held in trust for a child of the reporting person for which the reporting person is trustee and 3400 shares issuable upon exercise of currently exercisable options.
** Includes 882,305 shares which are held by the Estate of Albert W. Ondis of which the reporting person is a co-executor. 3,858 shares are held for the account of Albert W. Ondis under the Issuer’s Employee Stock Ownership Plan and 326 shares are held for the account of Albert W. Ondis III under the Issuer’s Employee Stock Ownership Plan.

iii.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Alexis Ondis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	X

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
127,710*

	8	SHARED VOTING POWER
886,163**

	9	SOLE DISPOSITIVE POWER
127,710*

	10	SHARED DISPOSITIVE POWER
886,163**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,013,873

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.0% (Based on 7,239,496 shares outstanding plus shares issuable upon conversion of all currently exercisable options held by the reporting person)

14	TYPE OF REPORTING PERSON
IN

* Includes 5,614 shares held in trust for a child of the reporting person for which the reporting person is trustee.
** Shares which are held by the Estate of Albert W. Ondis of which the reporting person is a co-executor. Includes 3,858 shares held for the account of Albert W. Ondis under the Issuer’s Employee Stock Ownership Plan.

iv.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
April Ondis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	X

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
131,575*

	8	SHARED VOTING POWER
886,833**

	9	SOLE DISPOSITIVE POWER
131,575*

	10	SHARED DISPOSITIVE POWER
886,833**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,018,408

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.1% (Based on 7,239,496 shares outstanding plus shares issuable upon conversion of all currently exercisable options held by the reporting person)

14	TYPE OF REPORTING PERSON
IN

* Includes 7,100 shares issuable upon exercise of currently exercisable options.
** Includes 882,305 shares which are held by the Estate of Albert W. Ondis of which the reporting person is a co-executor. 3,858 shares are held for the account of Albert W. Ondis under the Issuer’s Employee Stock Ownership Plan and 670 shares are held for the account of April Ondis under the Issuer’s Employee Stock Ownership Plan

Item 1.	Security and Issuer
Common Stock $0.05 par value per share (“Common Stock”), Astro-Med, Inc., 600 East Greenwich Avenue, West Warwick, Rhode Island 02893.
Item 2.	Identity and Background

	(a)	This statement is being filed by:
(i) Estate of Albert W. Ondis
(ii) Albert W. Ondis III
(iii) Alexis Ondis
(iv) April Ondis
	(b)	The business address for each of the reporting persons is: c/o Astro-Med, Inc., 600 East Greenwich Avenue, West Warwick, Rhode Island 02893;
	(c)	(i) Albert W. Ondis III is employed by Astro-Med, Inc. (ii) Alexis Ondis is not currently employed. (iii) April Ondis is employed by Astro-Med, Inc.
	(d)	During the last five years, none of the reporting persons has been convicted in a criminal proceeding.
(e)
During the last five years, none of the reporting persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction with respect to, and none of the reporting persons is subject to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

	(f)	Each reporting person is organized in, or are citizens of, the United States.
Item 3.		Source and Amount of Funds or Other Consideration

(i) The shares described herein as held by the Estate of Albert W. Ondis (the “Estate”) were acquired by the Estate upon the death of Albert W. Ondis. Albert W. Ondis, former CEO and Chairman of the Board of Directors of Astro-Med, Inc. (the “Issuer”), died on July 1, 2011. Prior to that date, Albert W. Ondis filed reports on Schedule 13G in connection with his beneficial ownership of the Issuer’s common stock.

(ii) Albert W. Ondis III (son of Albert W. Ondis) is deemed to have acquired beneficial ownership of the shares held by the Estate as a result of his appointment as a co-executor of the Estate. No funds were expended by Albert W. Ondis III in connection with acquiring beneficial ownership of the Issuer’s common stock held by the Estate. Mr. Ondis also directly owns 122,097 shares of the Issuer’s common stock which were acquired by gift from his father, Albert W. Ondis, or as incentive compensation through his employment with the Issuer.

(iii) Alexis Ondis (daughter of Albert W. Ondis) is deemed to have acquired beneficial ownership of the shares held by the Estate as a result of his appointment as a co-executor of the Estate. No funds were expended by Alexis Ondis in connection with acquiring beneficial ownership of the Issuer’s common stock held by the Estate. Ms. Ondis also directly owns 122,096 shares of the Issuer’s common stock which were acquired by gift from her father, Albert W. Ondis.

(iv) April Ondis (daughter of Albert W. Ondis) is deemed to have acquired beneficial ownership of the shares held by the Estate as a result of his appointment as a co-executor of the Estate. No funds were expended by Alexis Ondis in connection with acquiring beneficial ownership of the Issuer’s common stock held by the Estate. Ms. Ondis also directly owns 124,475 shares of the Issuer’s common stock which were acquired by gift from her father, Albert W. Ondis, or as incentive compensation through her employment with the Issuer.

Item 4.		Purpose of Transaction

On December 4, 2014, the Issuer entered into Stock Repurchase Agreement (the “Repurchase Agreement”) with Albert W. Ondis III, Alexis Ondis and April Ondis, each in his or her capacity as a Co-Executor of the Estate to repurchase 500,000 shares of the Issuer’s common stock at a per share price of $12.50, for an aggregate repurchase price of $6,250,000.  The transaction was consummated on December 5, 2014.

In addition, the Estate previously entered into a stock trading plan in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934 (the “10b5-1 Plan”), pursuant to which the Estate may sell a certain number of shares of the Issuer’s common stock held by the Estate in specified amounts at market prices subject to specified limitations.  In the last 60 days, the Estate has sold 37,962 shares of the Issuer's common stock pursuant to the 10b5-1 Plan.

The Estate, of which Albert W. Ondis, Alexis Ondis and April Ondis are co-executors, beneficially owns more than 5% of the outstanding securities of the Issuer. Other than as may be described herein, the reporting persons have no plans, in their capacity as an individual investor, which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of the securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer
	(a)	As of the date of the execution of this statement:

(i) The aggregate number of securities identified pursuant to Item 1 which are deemed beneficially owned by the Estate is 886,163, representing 12.24% of the 7,239,496 shares of the Issuer’s common stock outstanding on December 5, 2014 plus all exercisable options held by the reporting person.

(ii) The aggregate number of securities identified pursuant to Item 1 which are deemed beneficially owned by Albert W. Ondis III is 1,013,635, representing 14.0% of the 7,239,496 shares of the Issuer’s common stock outstanding on December 5, 2014 plus all exercisable options held by the reporting person.

(iii) The aggregate number of securities identified pursuant to Item 1 which are deemed beneficially owned by Alexis Ondis is 1,013,873, representing 14.0% of the 7,239,496 shares of the Issuer’s common stock outstanding on December 5, 2014 plus all exercisable options held by the reporting person.

(iv) The aggregate number of securities identified pursuant to Item 1 which are deemed beneficially owned by April Ondis is 1,018,408, representing 14.1% of the 7,239,496 shares of the Issuer’s common stock outstanding on December 5, 2014 plus all exercisable options held by the reporting person.

	(b)	As of the date of the execution of this statement:

(i) The number of shares as to which the Estate has sole power to vote or to direct the vote is 882,305; the number of shares as to which the Estate has shared power to vote or to direct the vote is 3,858; the number of shares as to which the Estate has sole power to dispose or to direct the disposition is 882,305; the number of shares as to which the Estate has shared power to dispose or to direct the disposition is 3,858.

(ii) The number of shares as to which Albert W. Ondis III has sole power to vote or to direct the vote is 127,155; the number of shares as to which Albert W. Ondis III has shared power to vote or to direct the vote is 886,489; the number of shares as to which Albert W. Ondis III has sole power to dispose or to direct the disposition is 127,155; the number of shares as to which Albert W. Ondis III has shared power to dispose or to direct the disposition is 886,489.

(ii) The number of shares as to which Alexis Ondis has sole power to vote or to direct the vote is 127,710; the number of shares as to which Alexis Ondis has shared power to vote or to direct the vote is 886,163; the number of shares as to which Alexis Ondis has sole power to dispose or to direct the disposition is 127,710; the number of shares as to which Alexis Ondis has shared power to dispose or to direct the disposition is 886,163.

(ii) The number of shares as to which April Ondis has sole power to vote or to direct the vote is 131,575; the number of shares as to which April Ondis has shared power to vote or to direct the vote is 886,833; the number of shares as to which April Ondis has sole power to dispose or to direct the disposition is 131,575; the number of shares as to which April Ondis has shared power to dispose or to direct the disposition 886,833.

(c)
Schedule A annexed hereto and incorporated by reference herein lists all transactions of the reporting persons in common stock of the Issuer during the past 60 days. Except as set forth on Schedule A, none of the reporting persons have engaged in any transactions in common stock of the Issuer during the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities;
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.

Albert W. Ondis III, Alexis Ondis and April Ondis are the children of Albert W. Ondis, who was a founder of the Issuer and the former CEO and Chairman of its board of directors.

Albert W. Ondis III, Alexis Ondis and April Ondis are co-executors of the Estate, but none of them has entered into any agreement with each other or with any other person regarding the shares of common stock beneficially owned by each of them or by the Estate.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1:	Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2014

Estate of Albert W. Ondis

By:	/s/ Margaret D. Farrell, Attorney-in-fact for Albert W. Ondis III
Albert W. Ondis III, Executor

By:	/s/ Margaret D. Farrell, Attorney-in-fact for Alexis Ondis
Alexis Ondis, Executor

By:	/s/ Margaret D. Farrell, Attorney-in-fact for April Ondis
April Ondis, Executor

/s/ Margaret D. Farrell, Attorney-in-fact for Albert W. Ondis III
Albert W. Ondis III

/s/ Margaret D. Farrell, Attorney-in-fact for Alexis Ondis
Alexis Ondis

/s/ Margaret D. Farrell, Attorney-in-fact for April Ondis
April Ondis

SCHEDULE 13D/A

SCHEDULE A

Schedule of Transaction in Common Stock of the Issuer
Within the Past 60 Days

Name of Reporting Person	Date of Transaction	Quantity of Common Stock Sold	Price Per Share		Transaction Effected Pursuant to:
Estate of Albert W. Ondis	12/05/2014	500,000	$12.50		Repurchase Agreement
Estate of Albert W. Ondis	11/19/2014	662	$13.863	(1)(2)	10b5-1 Plan
Estate of Albert W. Ondis	11/18/2014	6,900	$13.80		10b5-1 Plan
Estate of Albert W. Ondis	11/17/2014	22,658	$13.8052	(1)(3)	10b5-1 Plan
Estate of Albert W. Ondis	11/12/2014	100	$13.80		10b5-1 Plan
Estate of Albert W. Ondis	11/10/2014	5,142	$13.8116	(1)(4)	10b5-1 Plan
Estate of Albert W. Ondis	11/07/2014	50	$13.80		10b5-1 Plan
Estate of Albert W. Ondis	11/06/2014	2,450	$13.80		10b5-1 Plan

(1)
The reporting persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in footnotes (2), (3) and (4).

(2)	The purchase price report is a weighted average price. These shares were sold in multiple transactions at prices ranging from $13.85 to $13.87, inclusive.
(3)	The purchase price report is a weighted average price. These shares were sold in multiple transactions at prices ranging from $13.80 to $13.83, inclusive.
(4)	The purchase price report is a weighted average price. These shares were sold in multiple transactions at prices ranging from $13.80 to $13.90, inclusive.